As filed with the Securities and Exchange Commission on October 5, 2020

1933 Act File No. 333-227489

1940 Act File No. 811-22673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[    ]        Pre-Effective  Amendment No.

[X]        Post-Effective Amendment No. 2

and

[X]        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]        Amendment No. 13

PIMCO DYNAMIC INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box [ ].

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box [X].

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box [ ].

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box [ ].

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box [ ].

It is proposed that this filing will become effective (check appropriate box):

[ ] when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed registration statement.

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

Check each box that appropriately characterizes the Registrant:

☒ Registered closed-end fund.

☐ Business development company.

☐ Interval fund.

☒ A.2 Qualified.

☒ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ New Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-227489 and 811-22673) of PIMCO Dynamic Income Fund (as amended prior to the date hereof, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibits n. and s.4 filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:         Financial Statements and Exhibits

1.         Financial Statements:

Included in Part A:

Financial highlights for the fiscal years ended June 30, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013 and 2012

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed August 28, 2020 (File No. 811-22673):

Consolidated Schedule of Investments as of June 30, 2020

Consolidated Statement of Assets and Liabilities as of June 30, 2020

Consolidated Statement of Operations for the fiscal year ended June 30, 2020

Consolidated Statements of Changes in Net Assets for the years ended June 30, 2020, 2019, 2018, 2017 and 2016; the fiscal period from April 1, 2015 to June 30, 2015; and the year ended March 31, 2015

Consolidated Statement of Cash Flows for the fiscal year ended June 30, 2020

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated August 23, 2020

2.	Exhibits:

	a.1	Amended and Restated Agreement and Declaration of Trust dated May 7, 2012, incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on May 11, 2012.

	a.2	Notice of Change of Trustee and Principal Address dated September 5, 2014, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

	a.3	Notice of Change of Trustees dated January 16, 2019, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

	b.	Amended and Restated Bylaws of Registrant dated May 7, 2012, incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on May 11, 2012.

	c.	None.

	d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.

	d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant.

	d.3	Form of Share Certificate of the Common Shares, incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on May 11, 2012.

	e.	Terms and Conditions of the Dividend Reinvestment Plan, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

	f.	None.

g.1	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

g.2	Investment Management Agreement between PDILS I LLC and PIMCO Investment Management Company LLC dated May 8, 2018, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

h.	Capital on Demand™ Sales Agreement between Registrant and JonesTrading Institutional Services LLC, incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 14, 2019.

i.	None.

j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co. dated April 16, 2012, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

j.2	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co. dated September 5, 2014, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

k.1	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

k.2	Support Services Agreement between Registrant and PIMCO Investments LLC dated April 4, 2012, as amended May 23, 2012, January 4, 2013 and September 5, 2014, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

k.3	Amendment to Transfer Agency and Registrar Services Agreement dated December 13, 2018, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

l.	Opinion and Consent of Ropes & Gray LLP, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

m.	None.

n.	Consent of independent registered public accounting firm, filed herewith.

o.	None.

p.	Subscription Agreement of Allianz Asset Management of America L.P., incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement filed on May 11, 2012.

q.	None.

r.1	Code of Ethics of Registrant, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on March 23, 2017.

r.2	Code of Ethics of Pacific Investment Management Company LLC, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

s.1	Power of Attorney for Sarah Cogan, Deborah A. DeCotis, David Fisher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

s.2	Power of Attorney for Eric D. Johnson, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

s.3	Power of Attorney for Bradley A. Todd, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

s.4	Power of Attorney for Joseph Baker Kittredge, Jr, filed herewith.

z.1	Form of Prospectus Supplement for “at the market” offering, incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on November 4, 2019.

Item 26:         Marketing Arrangements

Reference is made to the sales agreement for the Registrant’s common shares filed herewith and the section entitled “Plan of Distribution” contained in the Registrant’s Prospectus, filed as Part A of the Registrant’s Registration Statement incorporated herein by reference.

Item 27:        Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$72,679
Financial Industry Regulatory Authority, Inc. Fees	$84,500
Printing and Engraving Expenses	$41,000
Legal Fees	$60,000
New York Stock Exchange Fees	$42,000
Accounting Expenses	$15,000
Transfer Agent Fees	$0
Marketing Expenses	$0
Miscellaneous Expenses	$0

Total	$315,179

Item 28:         Persons Controlled by or under Common Control with Registrant

Registrant owns 100% of the following consolidated subsidiary: PDILS I LLC, a Delaware limited liability company.

Item 29:         Number of Holders of Securities

At September 30, 2019:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	103

Item 30:         Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser

Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, and Allianz Global Investors Fund Management LLC, 1633 Broadway, New York, NY 10019.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1.

Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is subject to Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act.

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Dynamic Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston on the 5th day of October, 2020.

PIMCO DYNAMIC INCOME FUND

By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/s/ Eric D. Johnson*	Trustee and President (Principal Executive Officer)	October 5, 2020
Eric D. Johnson

/s/ Bradley A. Todd*	Treasurer (Principal Financial & Accounting Officer)	October 5, 2020
Bradley A. Todd

/s/ Sarah E. Cogan*	Trustee	October 5, 2020
Sarah E. Cogan

/s/ Deborah A. DeCotis*	Trustee	October 5, 2020
Deborah A. DeCotis

/s/ David N. Fisher*	Trustee	October 5, 2020
David N. Fisher

/s/ James A. Jacobson*	Trustee	October 5, 2020
James A. Jacobson

/s/ Hans W. Kertess*	Trustee	October 5, 2020
Hans W. Kertess

/s/ Joseph B. Kittredge, Jr.*	Trustee	October 5, 2020
Joseph B. Kittredge, Jr.

/s/ John C. Maney*	Trustee	October 5, 2020
John C. Maney

/s/ William B. Ogden, IV*	Trustee	October 5, 2020
William B. Ogden, IV

/s/ Alan Rappaport*	Trustee	October 5, 2020
Alan Rappaport

*By:	/s/ David C. Sullivan
David C. Sullivan as attorney-in-fact

*

Pursuant to powers of attorney for each Trustee or principal officer other than Joseph B. Kittredge, Jr. filed on November 4, 2019 with the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-227489 and 811-22673; and pursuant to power of attorney for Joseph B. Kittredge, Jr. filed herewith.

INDEX OF EXHIBITS

Exhibit	Exhibit Name
n.	Consent of independent registered public accounting firm.
s.4	Power of Attorney for Joseph Baker Kittredge, Jr.